Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended 3/31/12		Years Ended December 31,
Amounts in millions, except ratios			2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges	12.3	x	5.6	x	3.9	x	7.3	x	5.0	x	6.4	x
Earnings
Income (loss) before taxes	$159.4		$243.5		$153.1		$317.0		$210.1		$267.9
Add: Fixed charges	14.1		51.7		51.1		50.3		52.1		49.4

Subtotal	173.5		295.2		204.2		367.3		262.2		317.3
Less: Capitalized interest	(0.2)		(7.1)		(4.8)		(0.9)		(1.3)		(1.0)

Total	$173.3		$288.1		$199.4		$366.4		$260.9		$316.3

Fixed charges
Interest expense	$9.7		$29.2		$32.3		$35.6		$36.9		$35.1
Capitalized interest	0.2		7.1		4.8		0.9		1.3		1.0
Interest portion of rent expense (1)	4.2		15.4		14.0		13.8		13.9		13.3

Total	$14.1		$51.7		$51.1		$50.3		$52.1		$49.4

Ratio of Earnings to Fixed Charges	12.3	x	5.6	x	3.9	x	7.3	x	5.0	x	6.4	x

(1)	The interest portion of rent expense represents the estimated interest component of such rental payments.